CONFIDENTIAL

July 9, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Office of Mergers and Acquisitions

Attention: Christina Chalk Senior

Special Counsel

100 F Street, NE

Washington, D.C. 20549

Re:	Allergan, Inc.
PRRN14A filed July 7, 2014
PRRN14A filed July 2, 2014
Filed by Pershing Square Capital Management, L.P., et al.
File No. 1-10269

Dear Ms. Chalk:

On behalf of Pershing Square Capital Management, L.P., PS Management GP, LLC, PS Find 1, LLC and William A. Ackman (collectively, “Pershing Square”) this letter sets forth Pershing Square’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 8, 2014, to Kirkland & Ellis LLP, outside counsel to Pershing Square, with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with respect to the solicitation of written requests to call a special meeting of shareholders of Allergan, Inc. (“Allergan” or the “Company”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Pershing Square’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

In addition, Pershing Square has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Preliminary Proxy Statement (the “Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

Revised Preliminary Proxy Statement filed on July 7, 2014

Cover Page

1.	Staff’s Comment: In the new paragraph on page 3, you assert that Allergan has “continued to attempt to frustrate the efforts of Allergan’s shareholders to express their views by maintaining onerous bylaw provisions applicable to the calling of a special meeting.” We understand that Allergan shareholders approved these provisions at the Company’s annual meeting in May of this year. Please balance your disclosure to note this fact.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 2 of Amendment No. 3 to remove the above-quoted text. We advise the Staff that the amendments to Allergan’s bylaws at issue were not approved at the 2014 annual meeting of shareholders. Rather, they were adopted by the board of Allergan at the time of Allergan’s 2013 annual meeting. Shareholders approved the certificate of incorporation provisions relating to the calling of a special meeting at the 2013 annual meeting, but did not vote on the bylaw amendments (which were discussed in Allergan’s proxy statement for such meeting in a cursory manner).

Proposal 1, page 13

2.	Staff’s Comment: Briefly explain why you believe the Allergan directors you are seeking to remove “lack the objectivity necessary to act in the best interests of shareholders with respect to Valeant’s proposal to acquire the Company.” More detailed disclosure should appear in the proxy statement where you solicit proxies to act at the special meeting if you are successful in obtaining the requisite percentage of consents to do so.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 13 of Amendment No. 3.

Proposal 2, page 13

3.	Staff’s Comment: One of your nominees, David Wilson, is 73 years of age. Allergan’s Guidelines on Significant Corporate Governance Issues, Section 22 (available on the Company’s Web site) state that “[i]t is the sense of the Board that when a Board member reaches the age of 73, such Board member shall not be eligible to be nominated for re-election to the Board and shall retire from the Board effective immediately prior to the Corporation’s first annual meeting of the stockholders following such Board member’s 73rd birthday.” Revise your disclosure to note these provisions and how they would impact your nominee if he is elected to the Board.

Response: In response to the Staff’s comment, Pershing Square has revised the disclosure on page 28 of Amendment No. 3 to note such provisions and how they would impact Mr. Wilson if he is elected to the Board.

Proposal 3, page 13

4.	Staff’s Comment: Refer to comment 3 in our letter dated June 30, 2014. To clarify the revised disclosure and respond to our prior comment, after quoting the description of the bylaw provisions in the Company’s March 8, 2014 proxy statement, clearly state that such provisions would be eliminated if Proposal 3 passes.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 14 of Amendment No. 3 to clearly state that the quoted bylaw provisions would be eliminated if Proposal 3 passes.

Information Regarding the Nominees, page 22

5.	Staff’s Comment: We note that Mr. Wilson purchased 50 shares of Allergan common stock on April 16, 2014. Describe your contacts with Mr. Wilson before that date.

Response: Pershing Square had no contact with Mr. Wilson prior to April 16, 2014. It is our understanding that Mr. Wilson’s shares were purchased by an investment manager and that Mr. Wilson has no discretion over this investment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-6454 or my colleague Stephen Fraidin at (212) 446-4840.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Stephen Fraidin
Roy J. Katzovicz